Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

1.
Itaú Unibanco Holding S.A. (“Itaú Unibanco”) hereby announces that its controlled company Cia. Itaú de Capitalização (“Cia. Itaú”), and Allianz South America Holding B.V. (“Allianz South America”), majority owned by Allianz Europe B.V. (“Allianz”), signed on  December 29, 2009 an agreement for the acquisition by Allianz South America of the 14.025% equity participation held by Cia. Itaú in the capital stock of Allianz Seguros S.A. (“Allianz Brasil”).

2.	The value of this transaction is R$109 million, with the payment scheduled to occur during the month of January 2010.

3.	As the result of this transaction, Itaú Unibanco and its controlled companies will no longer hold any equity participation in Allianz Brasil.

4.	This transaction is not expected to have any material impact on this fiscal year’s results.

5.	The transaction will be submitted for the approval of the Brazilian anti-trust authorities (CADE) and communicated to SUSEP – the Brazilian insurance regulator.

São Paulo (SP), December 29, 2009.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer